Exhibit 12.1

Computation of the Ratio of Earnings to Fixed Charges (1)

Years Ended June 30 (In millions, except ratios)	FY 2004	FY 2003	FY 2002	FY 2001	FY 2000
Earnings from continuing operations before income taxes	752	718	477	401	553
Additions:
Amortization of capitalized interest	2	2	2	2	1
Dividends from investees	9	5	6	6	6
Deductions:
Capitalized interest	(1)	(1)	(1)	(1)	—
Undistributed income of equity investees	(12)	(5)	(12)	(12)	(14)

Subtotal	750	719	472	396	546

Interest expense	30	28	38	88	98
Capitalized interest	1	1	1	1	—
Portion of rental expense attributable to interest	5	4	5	4	4

Total Fixed Charges	36	33	44	93	102
Total Earnings	786	752	516	489	648

Ratio of earnings to fixed charges	22	22	12	5	6

(1)	Ratios based on unrounded numbers

Computation of the Ratio of Earnings to Fixed Charges (1)

Years Ended June 30 (In millions, except ratios)	Six Months Ended 12/31/04	Six Months Ended 12/31/03	Three Months Ended 12/31/04	Three Months Ended 12/31/03
Earnings from continuing operations before income taxes	361	332	194	154
Additions:
Amortization of capitalized interest	1	1	1	1
Dividends from investees	4	8	0	—
Deductions:
Capitalized interest	—	(1)	—	—
Undistributed income of equity investees	(7)	(6)	(4)	(3)

Subtotal	359	334	191	152

Interest expense	25	13	17	7
Capitalized interest	—	1	—	—
Portion of rental expense attributable to interest	2	2	1	1

Total Fixed Charges	27	16	18	8
Total Earnings	386	350	209	160

Ratio of earnings to fixed charges	14	22	12	19

(1)	Ratios based on unrounded numbers